Ex-99



C:14                         FOR IMMEDIATE RELEASE
8/2/1995                     CONTACT: Michael Dunn
                                (212) 940-0523


                             COLTEC INDUSTRIES TO CLOSE
                          UNPROFITABLE WALBAR CANADA PLANT

New York, NY, August 2, 1995 -- Coltec Industries Inc (NYSE: COT) will close its Walbar plant on Aerowood Drive in Mississauga, Ontario, Canada. The plant, which produces compressor blades for jet engines, employs 110 workers and will be closed toward the end of 1996.

Coltec will continue to operate its remaining Walbar plants in the United States and Canada.

John M. Cybulski, senior vice president, aerospace, Coltec Industries, said, "The extended, severe downturn in the aerospace industry has dramatically decreased the sales volume at our Aerowood Drive facility. Operating this plant has been a drain on our profitability. This business accounts for only 6% of Walbar's sales and 16% of Walbar Canada's sales and less than one-half of a percent of Coltec's sales. We intend to focus our Walbar Canada operations on producing turbine blades and vanes, which has been a growing business for us."

Mr. Cybulski added, "This move will strengthen our presence in the turbine blade marketplace and enhance our service to customers. This also will strengthen Walbar's financial position and improve its profitability."

Coltec Industries Inc is a New York-based manufacturing company serving aerospace, automotive and other industrial markets.

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